

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Wai Yiu Yau
Chief Executive Officer
Globavend Holdings Ltd
Office 1401, Level 14, 197 St Georges Tce,
Perth, WA 6000,
Australia

Re: Globavend Holdings Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 4, 2023
CIK No. 0001978527

Dear Wai Yiu Yau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 4, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 60

1.   In response to prior comment 3, you disclosed the amounts of the foreign exchange gains for the years ended September 30, 2021 and 2022. We re-issue the comment. Please revise your discussion, to the extent material to an understanding of your results of operations, to quantify for each period presented the impact that foreign currency movement had on specific line items of revenue and expenses. Refer to Item 5.A.3. of Form 20-F.

Cash Flow
Operating Activities, page 66

2.	We note the additional disclosure added in response to prior comment 7. We re-issue the comment. Please revise your discussion of operating cash flow to discuss the underlying drivers for the material changes of the components of the operating cash flows between periods. Refer to SEC Release No. 33-8350, Section IV for guidance.

Our Competitive Strengths, page 70

3.	We note your response to prior comment 8. You indicate that you purchased shipping solution software in 2019 that was modified internally to meet the company's internal need. However, your disclosure on page 71 indicates that your software is "self-developed" and you "have internally developed [your] own proprietary all-in-one shipping solution." Please revise this disclosure to indicate that you purchased software and internally modified such software.

Our Strategies, page 72

4.	We note your response to prior comment 9 and reissue it in part. You state here that you plan to further expand your "logistics network and business presence in Australia and New Zealand" and at page 24 that you "intend to hire additional staff in Hong Kong and Australia to facilitate [your] expansion plans." Please further discuss your plans to expand your business in Hong Kong and New Zealand.

MANAGEMENT
Employment Agreements and Indemnification Agreements, page 94

5.	We note your response to prior comment 10, including your having filed, at Exhibit 10.2, the employment agreement entered with Mr. Wai Yiu Yau, your Chief Executive Officer. Please update your disclosure in this section to reflect the agreement with Mr. Wai Yiu Yau and describe its material terms.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Virginia Tam